

Statement of Financial Condition

PEAK6 Capital Management LLC
Year Ended December 31, 2016
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50422

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PEAK6 Capital Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd., Suite 500
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Agnes Krupa (312) 444-8691
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Agnes Krupa _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PEAK6 Capital Management LLC _____ , as of _____ December 31 , 20 16 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



OFFICIAL SEAL
PHILIP B GRIGUS
Notary Public - State of Illinois
My Commission Expires Jan 14, 2019

_____
Signature

Director of Finance of PEAK6 Capital Management LLC
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PEAK6 Capital Management LLC

Statement of Financial Condition

Year Ended December 31, 2016

Contents



Ernst & Young LLP
155 North Wacker
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

The Members
PEAK6 Capital Management LLC

We have audited the accompanying statement of financial condition of PEAK6 Capital Management LLC (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PEAK6 Capital Management LLC at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2017

PEAK6 Capital Management LLC

Statement of Financial Condition

December 31, 2016

Assets	
Cash	$ 523,026
Securities owned	2,900,323,060
Interest and dividends receivable	2,420,380
Receivable from clearing brokers	1,583,636
Other assets	717,035
Total assets	$ 2,905,567,137

Liabilities and members' equity	
Liabilities:	
Securities sold, not yet purchased	$ 2,293,967,815
Payable to clearing brokers	384,592,158
Accrued compensation	17,513,674
Payable to affiliate	6,035,613
Interest and dividends payable	1,889,630
Accounts payable and other accrued liabilities	1,615,484
Total liabilities	2,705,614,374
Subordinated borrowings	9,966,500
Members' equity	189,986,263
Total liabilities and members' equity	$ 2,905,567,137

See accompanying notes.

PEAK6 Capital Management LLC

Notes to Financial Statements

December 31, 2016

1. Organization and Nature of Business

PEAK6 Capital Management LLC (the Company), a Delaware limited liability company and a wholly-owned subsidiary of PEAK6 Investments, L.P. (the Parent), trades proprietarily and operates as a market maker in equity options, providing liquidity to participants in the equity and equity derivatives markets. The Company, acting as principal, buys and sells equity securities and equity derivative financial instruments. The Company clears all transactions through registered clearing brokers. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Chicago Board Options Exchange (the Exchange).

The Company clears the majority of its transactions through its primary clearing brokers, Goldman Sachs Execution and Clearing L.P. (GSEC), Apex Clearing Corporation (APEX) and ABN AMRO (ABN).

2. Significant Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Securities Owned and Securities Sold, Not Yet Purchased

Proprietary securities and derivative financial instrument transactions are recorded on a trade-date basis. Dividends are recognized on the ex-dividend date, and interest is accrued as earned or payable.

PEAK6 Capital Management LLC

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Securities owned and securities sold, not yet purchased are carried at fair value. See Note 3 for a description about how fair value is determined by the Company. Unrealized gains and losses are reflected in gains and losses on principal transactions on the statement of income. Exchange-traded equity securities are based on quoted market prices. In the absence of quoted values or when quoted values are not deemed to be representative of market values, securities owned and securities sold, not yet purchased are valued at fair value as determined by the Parent. The resulting gains and losses are reflected in the statement of income.

Securities sold, not yet purchased represent obligations to deliver specified securities at a future date at then-prevailing prices that may differ from the values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition. All equity securities are pledged to the clearing brokers on terms that permit the clearing brokers to sell or repledge the securities, subject to certain limitations.

Receivable From Clearing Brokers

Receivables and payables relating to trades pending settlement, net unrealized gains and losses on futures, cash, and margin balances are netted by the respective clearing brokers in receivable from clearing brokers in the statement of financial condition. Margin balances are collateralized by certain of the Company's securities and cash balances held by the clearing brokers. In relation to margin debit balances, the Company is charged interest at fluctuating rates based on the clearing broker call rates. Cash and securities at the clearing brokers that are related to securities sold, not yet purchased are partially restricted until the securities are purchased.

Income Taxes

As a single-member limited liability company, the Company is not subject to federal income taxes. Instead, the Parent is liable for federal income taxes on the taxable income of the Company. The Company may be subject to certain state and local taxes.

PEAK6 Capital Management LLC

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

In accordance with the provision set forth in Accounting Standards Codification (ASC) 740, Income Taxes, management has reviewed the Company's tax positions for all open tax years, which includes 2011 through 2016, and concluded that, as of December 31, 2016, a provision for income taxes is not required. To the extent the Company records interest and penalties, they are included in other expenses in the statement of income.

3. Financial Instruments

ASC 820, *Fair Value Measurement*, defines fair value as an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by prioritizing the use of the most observable input when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity; unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is deemed significant to the fair value measurement. When a valuation utilizes multiple inputs from varying levels of the fair value hierarchy, the hierarchy level is determined based on the lowest level input(s) that is (are) significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy that prioritize inputs to valuation methods are as follows:

- Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2: Valuations based on quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instrument. Financial instruments falling under Level 2 predominantly consist of over-the-counter products and other unquoted securities valued using broker quotes, where these can be corroborated to observable market data.

PEAK6 Capital Management LLC

Notes to Financial Statements (continued)

3. Financial Instruments (continued)

- Level 3: Valuations based on inputs that are unobservable and deemed significant to the overall fair value measurement (including the Company's own assumptions used in determining the fair value of investments). Financial instruments included within Level 3 are predominantly over-the-counter products and other unquoted securities valued using broker quotes where there is little, if any, market activity for the asset or liability.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities carried at fair value as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
Equity securities*	$ 2,261,109,816	$ -	$ -	$ 2,261,109,816
Equity options*	628,069,681	-	-	628,069,681
Fixed Income securities	-	11,143,563	-	11,143,563
Total	$ 2,889,179,497	$ 11,143,563	$ -	$ 2,900,323,060
Liabilities				
Securities sold, not yet purchased:				
Equity securities*	$ 1,343,173,098	$ -	$ -	$ 1,343,173,098
Equity options*	750,822,717	-	-	750,822,717
Fixed Income securities	199,972,000	-	-	199,972,000
Total	$ 2,293,967,815	$ -	$ -	$ 2,293,967,815

*All equity securities and equity options within this category are classified as Level 1 in the fair value hierarchy. The three largest industry concentrations for financial assets include Chemicals 20.0%, Financial Services 17.9% and Semi-Conductors 7.7%. The three largest industry concentrations for financial liabilities include Automobiles 57.2%, Software 7.6% and Specialty Financing 6.5%.

For the year ended December 31, 2016, the Company held no financial instruments classified within Level 3.

4. Related-Party Transactions

The Company and the Parent are parties to an intercompany expense-sharing agreement that outlines the allocation of direct and indirect costs between the two entities. The Company reimburses all direct costs paid by the Parent and the Parent reimburses all direct costs paid by the Company, which are included in the respective line items on the statement of income. The following is a summary of (a) the transactions covered by this agreement, (b) the amount reported and (c) the respective financial statement line item in which the amount is reported:

- The Company is compensated by the Parent for consulting services related to technology, risk management, compliance, legal, accounting and back-office, management, human resources, and administrative services. $1,108,980 has been reported in consulting income from affiliates on the statement of income.

- The Company pays a fee to the Parent for remote data storage. $1,999,809 has been reported in technology and telecommunication expense on the statement of income.

- The Company pays an occupancy fee to the Parent for space used. $1,542,345 has been reported in occupancy and equipment expense on the statement of income.

- The Company pays a management fee to the Parent for advisory services. $2,000,000 has been reported in management fee on the statement of income.

- At December 31, 2016, $2,457,046 of amounts payable to the Parent is included in payable to affiliate on the statement of financial condition.

The Company paid expenses of $282,227 to an affiliate relating to execution services. This amount is included in brokerage, clearing and exchange fees in the statement of income. In addition, the Company paid this affiliate $170,289 in net interest expense. This amount is included in interest and dividend income and interest and dividend expense in the statement of income. The affiliate is a subsidiary of the Parent.

On July 11, 2016 $3,537,888 was moved to the Company to hold on behalf of an affiliated entity of the Parent. On December 12, 2016 an additional $212,604 was transferred over on the same basis. As of December 31, 2016 the balance held was $3,578,567 which is included in payable to affiliate in the statement of financial condition.

5. Subordinated Borrowings

The Parent has a discretionary employee incentive compensation plan. This plan is an unfunded deferred compensation arrangement and provides vesting generally over a period from 18 months to 30 months. Compensation expense is recognized over the vesting period. The deferred compensation arrangements are subject to subordination agreements with participants of the incentive compensation plan, approved by the Exchange and are renewed annually on or around February 28. Amounts previously granted may be subject to a clawback at management's discretion based on performance and other factors.

The amounts recorded and approved by the Exchange at annual renewal are new payable balances granted less forfeitures and vested amounts.

The cash subordination agreement and deferred compensation plan amounts subject to subordination agreements and approved by the Exchange are available in computing net capital under the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule. To the extent any such subordinated borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest expense for the year ended December 31, 2016 related to these subordinated agreements amounted to $65,772 and is included in subordinated debt interest in the statement of income.

At December 31, 2016, subordinated borrowings consisted of the following:

Unfunded deferred compensation payable	$	9,966,500
Total subordinated borrowings	$	9,966,500

6. Employee Benefit Plan

The Parent sponsors a profit-sharing plan (the Plan) under Section 401(k) of the Internal Revenue Code covering all eligible employees of the Company. The Parent may elect to match employees' contributions and make further discretionary contributions to the Plan, subject to certain limitations as set forth in the Plan agreement and the Internal Revenue Code. The Parent charges the Company a rate per employee for inclusion in the Plan. For the year ended December 31, 2016, the charge was $597,772 for direct Company employees and is included in compensation and benefits in the statement of income.

7. Derivative Financial Instruments

The Company, in connection with its proprietary trading activities, enters into various derivative transactions, including futures and exchange-traded options. Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate, or a combination of these factors. The Company may use derivative financial instruments in the normal course of its business to take speculative investment positions as well as for risk management purposes. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option, whereas futures obligate the Company to deliver or take delivery of certain financial instruments at the contracted price. The Company may use futures contracts to gain exposure to or hedge against changes in the value of its equities, interest rates, or volatility.

ASC 815, *Derivatives and Hedging*, requires additional disclosure surrounding how and why the reporting entity uses derivative instruments, how those instruments are accounted for, and how they affect the Company's financial position, financial performance, and cash flows. The Company records its trading-related derivative activities on a fair value basis.

The following table presents additional information about derivatives held by the Company, including the volume of the Company's derivative activities based on the average number of contracts, categorized by primary risk exposure, and reflected on the statement of financial condition as of December 31, 2016:

Primary Risk Exposure	Classification in Statement of Financial Condition	Fair Value	Average Number of Contracts*
Assets			
Equity option contracts	Securities owned	$ 628,069,681	2,274,819
Liabilities			
Equity option contracts	Securities sold, not yet purchased	$ 750,822,717	1,968,076

*Average number of contracts is calculated by averaging the amount of contracts held at the end of each month.

PEAK6 Capital Management LLC

Notes to Financial Statements (continued)

7. Derivative Financial Instruments (continued)

The following table presents the net gain and loss amounts included in the statement of income as gains and losses on principal transactions, categorized by primary risk exposure, for the year ended December 31, 2016:

Primary Risk Exposure	Gains and Losses on Principal Transactions
Equity option contracts	$ 82,109,805
Equity futures contracts	656,047
	$ 82,765,852

Offsetting of Derivative Assets and Liabilities

In the ordinary course of business, the Company has entered into transactions subject to enforceable master netting agreements or other similar agreements. Generally, the right of setoff in those agreements allows the Company to setoff any exposure to a specific counterparty in the event of default based on the terms of the agreements. Generally, the Company manages the cash and securities on a counterparty basis. The following table provides disclosure regarding the potential effect of offsetting of recognized assets and liabilities presented in the statement of financial condition as of December 31, 2016, as well as those balances subject to a master netting agreement had the Company elected to offset:

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition — Financial Instruments	Net Amounts
Securities owned:					
Equity options	$ 628,069,681	$ -	$ 628,069,681	$ 628,069,681	$ -

7. Derivative Financial Instruments (continued)

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition Financial Instruments	Net Amounts
Securities sold, not yet purchased:					
Equity options	$ 750,822,717	$ -	$ 750,822,717	$ 628,069,681	$ 122,753,036

Market Risk and Credit Risk

These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatility or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. Derivative financial instruments involve varying degrees of off-balance sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty non-performance is limited to the current cost to replace all contracts in which the Company has a gain. For exchange-traded derivatives, the clearing corporation acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions.

The Company clears its trades through GSEC, APEX and ABN. In the event a clearing broker does not fulfill its obligations, the Company may be exposed to risk of loss on securities owned and receivable from the clearing broker. The Company attempts to minimize this risk by monitoring the creditworthiness of the clearing brokers.

7. Derivative Financial Instruments (continued)

Guarantees

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under ASC 460, *Guarantees*. Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

As of December 31, 2016, the maximum payouts for these contracts are unknown. Maximum payouts do not represent the expected future cash requirements, as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts, as of December 31, 2016, are included in securities sold, not yet purchased in the statement of financial condition.

8. Commitments and Contingencies

General Contingencies

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Legal Contingencies

In the ordinary course of business, the Company is subject to lawsuits, arbitrations, claims, and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's financial condition, results of operations, and cash flows. However, in the opinion of management, after consultation with legal counsel, the outcome of any pending proceedings is not likely to have a material adverse effect on the financial condition, results of operations, and cash flows of the Company.

PEAK6 Capital Management LLC

Notes to Financial Statements (continued)

9. Net Capital Requirements

The Company, as a registered broker-dealer with the SEC, is subject to the net capital requirements of the SEC Uniform Net Capital Rule 15c3-1 (the Rule) of the Securities and Exchange Act of 1934, administered by the SEC and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $100,000, as these terms are defined. At December 31, 2016, the Company had net capital of $60,665,713, which was $59,003,260 in excess of its required net capital of $1,662,453. At December 31, 2016, its percentage of aggregate indebtedness to net capital was 41.11%.

The Rule may effectively restrict advances to affiliates or capital withdrawals.

10. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through the date the financial statements were available to be issued. On January 31, 2017, $45,000,000 was withdrawn from the Company by the Parent. The withdrawal was approved by FINRA. In addition, the cash held on behalf of an affiliated entity described in Note 4 was returned to such affiliated entity on January 3, 2017.